SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                AMENDMENT NO. 22

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of l934




                  AMERICAN HERITAGE LIFE INVESTMENT CORPORATION
       -----------------------------------------------------------------
                                (Name of Issuer)




                Shares of Common Stock, Par Value $l.00 Per Share
       -----------------------------------------------------------------
                         (Title of Class of Securities)





                                   026522 l0 2
       -----------------------------------------------------------------
                                 (CUSIP NUMBER)



                                  H. J. Skelton
                                 P. O. Box 19366
                        Jacksonville, Florida 32245-9366
                                 (904) 223-4700
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                 January 4, 1999
       -----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




     If the filing person has previously filed a Statement on Schedule l3G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule l3d-1(b) (3) or (4), check the following box: ( )


     Check the following box if a fee is being paid with this Statement: ( )

CUSIP NO.               026522 10 2     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               ROBERT D. DAVIS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ###-##-####
-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF-AF-00
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida - U.S.A.
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            27,444 Shares**
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           11,186,472 Shares**
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            27,444 Shares**
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            11,186,472 Shares**
-----------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,213,916 Shares**
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       40.24%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON

         IN

-----------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.               026522 l0 2     l3D

-----------------------------------------------------------------

1.      NAME OF REPORTING PERSON
               T. WAYNE DAVIS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               4l7-62-4836
-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF-AF-00
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida - U.S.A.
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            21,044 Shares**
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                            11,200,482 Shares**
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            21,044 Shares**
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            11,200,482 Shares**
-----------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,221,526 Shares**
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                           (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    40.27%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON

                IN

-----------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.               026522 l0 2     l3D


-----------------------------------------------------------------

1.      NAME OF REPORTING PERSON
               A. DANO DAVIS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ###-##-####
-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF-AF-00
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida - U.S.A.
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            113,062 Shares**
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                            11,333,776 Shares**
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            113,062 Shares**
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            11,333,776 Shares**
-----------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,446,838 Shares**
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    41.08%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON

                 IN

-----------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.               026522 l0 2     l3D

-----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               CHARLES P. STEPHENS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               254-l9-3609
-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF-AF-00
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             (    )
               None
-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Georgia - U.S.A.
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            4,630 Shares**
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                            11,131,790 Shares**
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            4,630 Shares**
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            11,131,790 Shares**
-----------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,136,420 Shares**
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        39.96%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON

          IN

-----------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.               026522 l0 2     l3D
-----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               D.D.I., INC.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               59-2448386
-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               BK-AF-WC-00
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida - U.S.A.
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            11,061,978 Shares**
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                              -0-     Shares**
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            11,061,978 Shares**
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                              -0-     Shares**
-----------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,061,978 Shares**
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     39.70%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON

             CO

-----------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.               026522 l0 2     l3D

-----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               SIVAD INVESTORS, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               76-0485018
-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               00
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               TEXAS - U.S.A.
-----------------------------------------------------------------

    Number of                        7.  SOLE VOTING POWER
                                            10,797,178 Shares**
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                              -0-     Shares**
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            10,797,178 Shares**
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                              -0-     Shares**
-----------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,797,178 Shares**
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     38.75%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON

          00

-----------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.               026522 l0 2     l3D

-----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               AHLI, LTD.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          76-0519078
-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               00
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               TEXAS - U.S.A.
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            10,797,178 Shares**
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                              -0-     Shares**
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            10,797,178 Shares**
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                              -0-     Shares**
-----------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,797,178 Shares**
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    38.75%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON

               PN

-----------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

     This Amendment No. 22 to Schedule l3D dated January 4, 1999, hereby amends the following items of the Schedule l3D dated August 7, l98l, as amended by Amendment No. l thereto dated December 2, l98l, Amendment No. 2 thereto dated October 3l, l982, Amendment No. 3 thereto dated March 7, l983, Amendment No. 4 thereto dated March 5, l984, Amendment No. 5 thereto dated January 20, l986, Amendment No. 6 thereto dated December 9, l986, Amendment No. 7 thereto dated August 3l, l987, Amendment No. 8 thereto dated April 8, l988, Amendment No. 9 thereto dated February l5, l989, Amendment No. 10 thereto dated March 3, l992, Amendment No. ll thereto dated March ll, l993, Amendment No. l2 thereto dated September 27, l993, Amendment No. l3 thereto dated June l, l994, Amendment No. 14 thereto dated November 25, 1994, Amendment No. 15 thereto dated June 11, 1995, Amendment No. 16 thereto dated November 12, 1996, Amendment No. 17 thereto dated December 27, 1996, Amendment No. 18 thereto dated January 2, 1997, Amendment No. 19 thereto dated December 17, 1997, Amendment No. 20 thereto dated January 5, 1998, and Amendment No. 21 thereto dated December 16, 1998, filed with respect to the Davises.

ITEM l. Security and Issuer.

     This Schedule l3D relates to shares of Common Stock, par value $l.00 per share (the "Shares"), of American Heritage Life Investment Corporation ("AHLIC"), a corporation organized and existing under the laws of the State of Florida. The address of the principal executive offices of AHLIC is l776 American Heritage Life Drive, Jacksonville, Florida, 32224.

ITEM 2. Identity and Background.

     This Schedule 13D is filed jointly as to the following persons, who are collectively referred to as the "Davises":


     (1) Robert D. Davis ("RDD") whose principal business address is 4310 Pablo Oaks Court, Jacksonville, Florida 32224. RDD's principal occupation is that of Chairman of the Board of Directors of D.D.I., Inc. and a member of the Board of Directors of Winn-Dixie Stores, Inc. ("Winn-Dixie").

     (2) A. Dano Davis, ("DANO") whose principal business address is 5050 Edgewood Court, Jacksonville, Florida 32254. DANO's principal occupation is that of Chairman of the Board of Directors of Winn-Dixie.

     (3) T. Wayne Davis ("TWD") whose principal business address is l9l0 San Marco Boulevard, Jacksonville, Florida 32207. TWD's principal occupation is that of an investor and a member of the Board of Directors of Winn-Dixie.

     (4) Charles P. Stephens, ("CPS") whose principal business address is l Pascall Road, Peachtree City, Georgia 30269. CPS's principal occupation is Vice President, Director and a principal stockholder of Norman W. Paschall Co., Inc., which is a broker, importer, exporter and processor of textile fibers and by-products, and is a member of the Board of Directors of Winn-Dixie.

     (5) D.D.I., Inc. ("DDI") is a corporation, the stock of which is held directly or indirectly by the families ("Davis Families") of four deceased brothers - A. Darius Davis ("ADD"), James E. Davis ("JED"), M. Austin Davis ("MAD") and Tine W. Davis ("Tine"). RDD, DANO and TWD are the sons of ADD, JED and Tine, respectively. CPS is MAD's daughter's husband.

     DDI's principal business is that of a holding company for assets for the Davis Families. Its principal business address is 4310 Pablo Oaks Court, Jacksonville, Florida 32224 and its directors and executive officers are as follows:

Directors:  DANO, RDD, TWD, CPS and H. J. Skelton ("HJS")
     Executive Officers:  RDD             Chairman of Board
                          HJS             President & Treasurer
        HJS is not a member of the Davis Families and his principal occupation is President of DDI.

     (6) SIVAD Investors, L.L.C. ("SIVAD") is a limited liability corporation which is 99% owned by DDI. Its principal business is managing limited partnerships whose partners are entities owned by the Davis Families. SIVAD is located at c/o Baker & Botts, One Shell Plaza/910 Louisiana, Houston, Texas 77002-4995, and its managers and executive officers are as follows:


     Managers:          DANO, RDD, HJS, and Harry D. Francis ("HDF")
     Executive Officer: HJS, President

     HDF is not a member of the Davis Families, and his principal occupation is Vice President of DDI.

     (7) AHLI, Ltd. ("AHLI") is a limited partnership (see Note 1). Its principal business is holding stock of the issuer for the Davis Families. AHLI is located at c/o Baker & Botts, One Shell Plaza/910 Louisiana, Houston, Texas 77002-4995 and its sole General Partner is SIVAD.

     JED was the principal founder in l956 of American Heritage Life Insurance Company ("AHL") and he, along with other members of the Davis Families through individual shareholdings, trusts, and affiliated corporations and partnerships, have been the principal shareholders in that company and AHLIC of which AHL became a wholly owned subsidiary in l968. JED was Chairman of the Board of Directors of AHL from its founding in l956 to July, l986 and Vice Chairman from July, l986 until his death on March l9, l993. He was also Chairman of the Board of Directors of AHLIC from its founding in l968 to February, l990 and Vice Chairman from February, l990 until his death. RDD is a director and member of the Executive Committee of AHLIC and AHL. DANO is a director of AHLIC and a director of AHL. None of the other Davises set forth above hold any managerial positions with AHLIC or its affiliates.

     None of the Davises have, during the past five (5) years, been convicted in any criminal proceeding nor, have any of them, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in subjecting any of the Davises to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. All members of the Davises who are natural persons are citizens of the United States of America and all members which are corporations or partnerships were organized in, and exist under laws of, the States of Florida or Texas.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The Shares which are the subject of this amended Schedule l3D filing have been acquired from time to time by the Davises with personal funds, funds of affiliates, working capital and funds borrowed from banks. For information concerning the amounts and manner in which the aforesaid Shares are held, see
Item 5 below. None of the total 11,826,895 Shares which are the subject of this amended Schedule l3D filing were held as collateral for bank loans on January 4, 1999.

ITEM 4.   Purpose of Transaction.

     This Amendment of Schedule 13D is being filed to report the termination of the Davis Family Special Trust 1999 ("DFST") which distributed the securities it held to its grantors. Such distribution terminated the reporting requirements of DFST and its Trustee, Stephen F. Carley, under the Securities Exchange Act of 1934.

ITEM 5. Interest in Securities of the Issuer.

     The following table shows as to the Davises the total ownership of the Shares and those Shares as to which each of the Davises has sole voting and dispositive power and shared voting and dispositive power, representing in the aggregate 11,826,895 Shares or 42.44% of the total outstanding Shares of 27,866,171 as of January 4, 1999. The Shares held by the Davises and the total outstanding Shares have been adjusted to include 264,800 additional Shares which would be issued if DDI settled the 100,000 purchase contracts which it holds.


                                                                   OTHER
                                                                   FAMILY   SHARED  VOTING AND
                                SOLE VOTING AND DISPOSITIVE POWER  MEMBERS  DISPOSITIVE  POWER
                         TOTAL                                     OWNING   ------------------
                          NO.                                      LESS
OWNER                   SHARES     RDD     TWD     DANO     CPS    THAN 5%  OTHER     DDI(1)(2)
-----                   ------     ---     ---     ----     ---    -------  ------    ---------

AHLI, LTD.(1)         10,797,178                                                     10,797,178

D.D.I., INC.(2)          264,800                                                     264,800

FND, LTD.(3)              76,798                                            76,798

ADFAM PARTNERS, LTD.(4)   47,696                                            47,696

JAMES E. DAVIS-WD
CHARITIES, INC.(5)        39,998                                            39,998

JED'S FAMILY'S TRUSTS(6) 321,718                  113,062           53,654 155,002

MAD'S FAMILY'S TRUSTS(7)  87,085                                    17,273  69,812

CPS                        4,630                           4,630

TWD'S FAMILY'S TRUSTS(8) 149,548          21,044                           128,504

TINE W. DAVIS-WD
CHARITIES, INC.(9)        10,000                                            10,000

RODA TRUST(10)            27,444  27,444
                      ----------  ------  ------  -------  -----    ------ -------   ----------
TOTALS                11,826,895  27,444  21,044  113,062  4,630    70,927 527,810   11,061,978
                      ==========  ======  ======  =======  =====    ====== =======   ==========

                            (SEE NOTES ON NEXT PAGE)



(1) Limited partnership of which SIVAD is a 1% general partner, DDI is a 76.61% limited partner and Estuary is a 22.39% limited partner. DDI and Estuary own 99% and 1% of SIVAD, respectively. RDD, TWD, DANO and CPS are members of the Board of Directors of DDI.

(2)      The voting and dispositive power of DDI is as follows:

         Voting and Dispositive Power                   Percentage
         ----------------------------                   ----------
         RDD            (2)(A) and (11)                     23.19%
         TWD            (2)(B)                              22.87%
         DANO           (2)(C) and (3)                      27.70%

         Aggregate  holdings of all other members of the
         Davis Family, none of whom have voting and
         dispositive power of 7.00% or more of the
         outstanding shares of DDI.                         26.24%

         The shares reported for DDI represent the equivalent shares of common stock which would be received upon the settlement of 100,000 purchase contracts held by DDI. Such contracts which are required to be settled on August 16, 2000, may be settled earlier at the option of the holder.

              (A) Includes  DDI shares  held by trusts for the  benefit of RDD's children of which RDD is sole trustee, ADFAM Partners, Ltd. ("ADFAM") (see note (4)) and ADSONS, Inc. ("ADSONS"), a corporation wholly owned by ADFAM. RDD disclaims any beneficial interest in DDI shares which aggregate .96% held by trusts for the benefit of his daughters.

              (B) Includes  DDI  shares  held  by  TWD  as  custodian   for  his
                  grandchildren, TWD's wife and trusts of which TWD is sole or co-trustee and he, his mother, his sisters and other family members are beneficiaries. TWD disclaims beneficial interest in DDI shares which aggregate 18.80%, which are held by TWD as custodian, his wife or trusts for the benefit of his children, mother, sisters or sisters' children.

              (C) Includes  the DDI shares held by Estuary.  Also  includes  DDI shares held by DANO's wife and trusts for the benefit of DANO, his mother, his children, his sister and his sister's children, of which DANO is sole or co-trustee. DANO disclaims beneficial interest in shares held directly or indirectly by trusts for the benefit of his sister and his sister's children, which aggregate 2.56% of DDI's shares.

(3) Limited partnership of which Estuary Corporation, a corporation owned by DANO's wife and trusts for the benefit of DANO, his mother, his children, his sister or his sister's children, is the general partner and two irrevocable trusts of which DANO is sole trustee and he and his sister are each sole beneficiaries and two revocable trusts for the benefit of DANO and his sister of which DANO is sole or co-trustee, are limited partners. RDD and DANO, directors of the general partner, share voting and dispositive power for shares held by FND, Ltd.

(4) Limited partnership of which ADD Trust (see note (11)) is a general and limited partner. RODA Trust (see note (10)) and trusts for the benefit of RDD's children of which RDD is sole trustee, are limited partners and a corporation of which RODA Trust is a 50% shareholder is a general partner.

(5) Private charitable foundation established by JED for which DANO, his wife, his mother and his sister share voting and dispositive power for Shares which it holds. DANO disclaims any beneficial interest in the Shares held by such foundation.

(6) Trusts for the benefit of DANO, his children, his sister or his sister's children. Of the 321,718 Shares held by such trusts, 268,064 Shares are held by trusts for which DANO is sole or co-trustee and 50,654 Shares are held by trusts for which DANO's sister is sole trustee. DANO disclaims any beneficial interest in 116,756 Shares held by such trusts of which he is a co-trustee and his sister or his sister's children are beneficiaries.

(7) Trusts of which MAD's widow, children and other descendants are beneficiaries. CPS' wife is co-trustee for a trust which holds 39,998 Shares and CPS and his wife are co-trustees for trusts which hold 29,814 Shares.

(8) Trusts for which TWD, his mother, his sisters, his children or his sisters' children are beneficiaries. Of the 149,548 Shares held by such trusts, 21,044 Shares are held by trusts for which TWD is sole trustee and 128,504 Shares are held by trusts for which TWD is co-trustee. TWD disclaims any beneficial interest in 140,938 Shares which are held by trusts of which he is a trustee and his mother, his sisters, his children or his sisters' children are beneficiaries.

(9) Private charitable foundation for which TWD has shared voting and dispositive power for Shares which it holds. TWD disclaims any beneficial interest in Shares held by such foundation.

(10)     Revocable trust of which RDD is the sole trustee and beneficiary.

(11) Trust of which HJS is sole trustee. RDD has authority to replace HJS at his discretion. RDD is also among the beneficiaries of the Trust which is included in the estate of his father.

----------------------------------------------------------------

       The following table shows the date of purchases of shares during the last sixty days (60) by the Davises and their affiliates, the number of shares purchased and the costs thereof, all of which purchases, except as indicated, having been made in the open market:

Purchased by                    Date            No. of Shares            Cost
------------                    ----            -------------            ----

                                       None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

     The shareholders of DDI and Estuary have entered into shareholder agreements with respect to their Shares held in each of these corporations, copies of which agreements are Exhibits 2 and 4, respectively, of Amendment No. ll to Schedule l3D, which Exhibits are incorporated herein by reference. The descriptions below of such agreements are modified by and subject to the provisions of the respective agreements.

     In substance these agreements prohibit the transfer of the stock of DDI and Estuary by the shareholders of these corporations to anyone other than a "Permitted Shareholder" as defined in the particular agreement. In the case of DDI, the "Permitted Shareholders" include (l) existing shareholders, (2) any lineal descendant of ADD, JED, MAD or Tine, (3) trusts, the majority of whose interest is for the benefit of a Permitted Shareholder, (4) corporations and partnerships, the majority interest of which is owned by a Permitted Shareholder and (5) private foundations to which a Permitted Shareholder is a substantial contributor. In the case of Estuary, the Permitted Shareholders include (l) existing shareholders, (2) the lineal descendants of JED and (3) any trusts, corporations, partnerships or foundations similar to those described in phrases
(3), (4) and (5) of the previous sentence.

     In addition each of these agreements requires that the Shares of the respective corporations be voted for the election to the Board of Directors of certain designated persons or their successors as designated by the surviving or remaining designated persons. In the case of DDI, the board of directors shall consist of up to eight members, three of which shall be ADD, JED and MAD and four of which shall consist of a lineal descendant of each of ADD, JED, MAD and Tine or a spouse of each such lineal descendant. ADD, JED and MAD have all deceased. In the case of Estuary, the board of directors shall consist of ADD, JED, DANO and RDD (the Original Directors) or successors designated by the Original Directors plus any Additional Directors unanimously nominated by the Original Directors who shall be elected by the shareholders of the corporation. No successor has been designated for ADD or JED.

ITEM 7. Material to be Filed as Exhibits

None.

     After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, correct and complete.

DATED:  January 13, 1999



                                     ROBERT D. DAVIS     *
                                     --------------------------
                                     Robert D. Davis

                                     T. WAYNE DAVIS      *
                                     --------------------------
                                     T. Wayne Davis

                                     A. DANO DAVIS       *
                                     --------------------------
                                     A. Dano Davis

                                     CHARLES P. STEPHENS *
                                     --------------------------
                                     Charles P. Stephens

                                 /s/ H. J.Skelton
                                     --------------------------
                                     D.D.I., Inc.
                                     H. J. Skelton, President

                                 /s/ H. J. Skelton
                                     --------------------------
                                     SIVAD Investors, L.L.C.
                                     H. J. Skelton, President


                                    AHLI, Ltd.
                                By: SIVAD Investors, L.L.C.
                                    General Partner

                                By: /s/ H. J. Skelton
                                     --------------------------
                                        H. J. Skelton, President


                                  * /s/ H. J. Skelton
                                     --------------------------
                                        H. J. Skelton
                                        Attorney-In-Fact
                                        Pursuant to a power-of-attorney
                                        previously filed with the
                                        Commission which power is
                                        incorporated herein by reference.